

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-mail
Paul Giles
Chief Executive Officer
World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road
Klong1, Klong Luang
Pathumthani 12120 Thailand

> **Re:** **World Moto, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on August 7, 2014**
> **File No. 333-195710**

Dear Mr. Giles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter dated August 1, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

2.   Please refer to comment 2 of our prior letter, dated July 8, 2014 and ensure that your business plan, timelines and liquidity disclosures are updated with your next amendment accordingly.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3.   We note your disclosure in your restatement footnote on page F-8 in response to prior comment 1 that you have decided not to recognize franchise fee revenues until the franchisee commences operations. Please revise your revenue recognition policy accordingly.

4.   We note you have revised your revenue recognition policy in your interim financial statements on page F-7 in response to prior comment 2. Please also revise your revenue recognition policy in your audited financial statements on page F-16 to disclose a consistent revenue recognition policy.

Note 3 – Acquisition of World Moto Assets, page F-17

5.   We have reviewed your response to prior comment 3. Your response indicates that you have concluded that you are the accounting and legal acquirer in this transaction. Tell us how you considered the ownership percentages between the entities/shareholders. Provide the ownership percentages of the new shareholders as of the acquisition date. Further, if the "new" shareholders have control as of the acquisition date, describe how you considered recording the assets transferred at their historical cost. We refer you to SAB Topic 5G.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        Mark C. Lee
        Greenberg Traurig, LLP